Zhongchai Machinery, Inc.

Zhongrong Chengshi Huayuan 5-1-602

Hangzhou, PR China 310007

October 14, 2010

VIA Edgar

Theresa Messinese, Esq.
Securities and Exchange Commission
Washington, D.C. 20543

Re:	Zhongchai Machinery, Inc.
Form 10-K for Fiscal Year Ended June 30, 2010
Filed September 21, 2010
File No. 000-31091

Dear Ms. Messinese:

The company, Zhongchai Machinery, Inc., requests a response date of October 22, 2010, to the letter from the Staff of the SEC dated September 30, 2010.  The request for additional time is because the company offices were closed during the week ending October 8, 2010, for observance of the national holiday of The Peoples Republic of China

In future communications, please copy our counsel in the United States, Mr. Andrew Hudders, Golenbock Eiseman Assor Bell & Peskoe, LP, 437 Madison Avenue, 40th Floor, New York, New York 10022, Tel- 212-907-7349, Fax 212-754-0330 and email ahudders@golenbock.com.

Thank you very much.

Sincerely
/S/ Peter Wang
Peter Wang,
President